Exhibit 12.1

ASSURANT, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions of U.S. dollars except for ratio amounts)

	2003	2004	2005	2006	2007	Sept. 30, 2008
Income before income taxes	$259.4	$535.9	$655.6	$1,095.7	$1,011.0	$371.8
Fixed charges	13.5	69.0	72.9	74.6	73.9	55.0
Income as adjusted	272.9	604.9	728.4	1,170.3	1,084.9	426.8

Fixed charges:
Interest expensed, including discount amortization and preferred stock dividends[1]	1.2	56.4	61.3	61.2	61.2	45.8
Portion of rents representative of an appropriate interest factor	12.3	12.6	11.6	13.4	12.7	9.2

Total fixed charges	13.5	69.0	72.9	74.6	73.9	55.0

Ratio of consolidated earnings to fixed charges	20.21	8.77	9.99	15.69	14.67	7.76

1 - Preferred stock issued is recorded as a liability; thus the corresponding dividend is recorded as interest expense